GENERAL AFFIDAVIT

July 24, 2014

DELIVERED VIA EMAIL: Troy.Covey@motovox.com

Ms. Mara Ransom
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Attn.: Ms. Ransom, Assistant Director

Re:	Response to comment letter dated June 30, 2014
Frozen Food Gift Group, Inc. (“FROZ,” “Company” or “Issuer”)
Form 8-K
Filed March 28, 2014
File No. 000-54597

Ms. Ransom:

It has been brought to my attention that the Commission is requesting additional information regarding the possible non-shell status of the Issuer, Frozen Food Gift Group, Inc., as a follow up to the response filed with the Commission in June 2014.  As former Chairman of the Company, I hereby submit this affidavit to the attention of the Commission, to further evidence the daily operation of the Company and specifically the Royalty Agreement pursuit as mentioned in your response on June 30, 2014.

Rule 144(i): Unavailability of Exemption to Shell Companies

For background to the non-shell status of the Company, the applicable provisions of the Revised Rule 144 state:

Rule 144(i)(1) defines a shell company as a company* that is now or at any time previously been an issuer that has:

1.	No or nominal assets; and
2.	Either:

●	No or nominal assets;
●	Assets consisting solely of cash and cash equivalents; or
●	Assets consisting of any amount of cash and cash equivalents and nominal other assets.

* This does not include a development stage company pursuing an actual business, a business combination related Shell Company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

Since Inception, the Company has had an operating business, and/or been a development stage company pursuing an actual business.  The detailed facts below are intended to support this position.

Facts and Corporate History

The Company’s original S-1 Registration Statement was filed with the Commission on March 11, 2010, becoming a fully reporting company and being declared “effective” by the Securities and Exchange Commission on August 12, 2011. The Company has continued to upload and file as a fully reporting entity since the date of effectiveness.

Frozen Food Gift Group, Inc., is a Delaware corporation which was formed in January 2009. On March 27, 2014, the Company consummated a reverse merger transaction as reported on Form 8-K dated March 28, 2014.

Since 2009, the Company has operated as an e-commerce retailer under the brand “SendaScoop” that ships ice cream and related frozen dessert products as a gifted product throughout the United States. We restructured our original business plan to better position the Company to enter scalable revenue models that do not require significant marketing costs. To enable this objective the Company revised its e-commerce retail business to accept only high-volume quantity orders, which allowed us to focus our efforts on seeking wholesale distribution of the Company’s ice cream products as a supplier to specialty foods and gifting companies.

Additionally, we pursued partnerships with food products companies whereby the Company assists in product development and marketing of various food products in exchange for a revenue stream derived from royalties on product sales. The Company made progress on the new initiatives in 2013, including entering into our first royalty agreement in October of 2013.

At the year-end December 31, 2011, FROZ reported total assets valued at $6,473.00, and revenues of $50,998.  The Annual report is available for review and I believe strongly that the Commission will see an operating business.

At the year-end December 31, 2012, FROZ reported total assets valued at $124,796.00, and revenues of $3,406.  The Annual report is available for review and I believe strongly that the Commission will see an operating business.  It was at the end of 2012 we began to re-evaluate the business model going into 2013, including the beginning of acquisition discussions with Miami Ice Machine, Inc., of Miami, Florida during the fourth quarter of 2012.

At the year-end December 31, 2013, FROZ reported total assets valued at $2,725.00, and revenues of $0.  The Annual report is available for review.  Although I am not privileged to the details, it would be my belief that the Commission might question the non-shell status of 2013.   Under Rule 144(i)(1), specifically the statement: “This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K,” is where I believe the details below will show the Commission that not only was FROZ an active company and not a shell, but also that FROZ was in vigorous pursuit of an actual business while going through a change to its business model.

In analyzing the following documentation and combining it with the previous documentation provided to the Commission, it will become apparent that in August 2013, after the pursuit of Miami Ice Machine as previously documented,  the Company aggressively pursued an additional royalty business, as well as joint venture partnerships to create on overall royalty and production business.

Details of Royalty Business Pursuit – Day to Day activity

Below is a detailed account of business pursuit and activity.  All items documented below are backed by written or electronic documentation, and can be supplied at the request of the Commission.  For brevity purposes, I did not include the activity previously provided to the Commission on June 1, 2014.

For below – a “key” is required:

COMPANIES

FROZ – Frozen Food Gift Group, Inc.
GSPI – Global Specialty Products, Inc.
MR – MicroRoasters – an investment by GSPI
RFMK – Rapid Fire Marketing Inc.
Popsycakes – Popsycakes, Inc
RoadRunner – RoadRunner Advertising

PRINCIPALS

Matthew Schissler – Chairman of FROZ
Jonathan Irwin – CEO of FROZ
Steven Young – President of GSPI
Steven Grossman – President of MicroRoasters
Tom Allinder – CEO of RFMK
Robert Papiri – Principal of Tangiers Capital
Craig Edelman – CEO of PopsyCakes

Prior to August, it was previously disclosed to the Commission about the Company’s activity in regards to its purchase and operation of Miami Ice Machine Company, Inc., which we noted as our primary business objective.  In light of the likely inability to consummate the merger with Miami Ice Machine Company, the management of FROZ acted quickly to pursue additional business by securing a royalty agreement with Global Speciality Products, Inc., of Orange, CA, in October 2013, by which the company invested cash to assist their launch of new food products in return for a revenue stream derived from royalties of product sales. The management did not expect revenues from this product in 2013, and expected modest revenues in 2014. Starting in Mid-August, and in a direct action to shift the focus of the business to provide royalty capital to small product-based businesses, numerous discussions took place with Global Specialty Products, MicroRoasters, and Tangiers Capital to close a potential royalty agreement.  Many of the activities are explicitly stated below.  Further activity such as phone logs can be documented and sent to the Commission upon request.

August 12, 2013 - http://www.sec.gov/Archives/edgar/data/1486526/000135448813004365/froz_8k.htm - Company issued convertible note to Tangiers Capital to fund ongoing operations

August 15 – October 1, 2103 – Numerous phone conversations and emails to place between FROZ, GSPI and MR to discuss possible royalty agreement and funding

August 19, 2013 – http://www.sec.gov/Archives/edgar/data/1486526/000135448813004784/0001354488-13-004784-index.htm - Company filed 10Q and described subsequent events.

October 1, 2013 – Royalty agreement between GSPI, MR and FROZ signed

October 8, 2013 – Introduction to Robert Papiri and Steve Young, a potential additional royalty agreement with Popsycakes  (www.popsycakes.com)

October 9, 2013 – Multiple emails in regards to Popsycakes above exchanged

October 10, 2013 - $20,000 wire sent to GSPI from FROZ for first tranche of funding required by royalty agreement

October 11 – October 28 - (Matthew Schissler was on Holiday for three weeks during this time, therefore there was little activity)

October 16, 2013 - http://www.sec.gov/Archives/edgar/data/1486526/000155335013000793/froz_8k.htm - Company files 8-K for convertible notes with Tangiers Capital

October 30, 2013 – FROZ announces royalty agreement with GSPI

November 1, 2013 – Presentation to Tangiers Capital regarding potential new royalty agreement with RoadRunner Advertising

November 2, 2013 – Continued discussion – RoadRunner Advertising Royalty Agreement

November 3-6 – Ongoing conversations and multiple emails about the possible royalty agreement with RoadRunner Advertising among Robert Papiri, Matthew Schissler and RoadRunner

November 7, 2013 – Discussion on additional capital with Tangiers for FROZ

November 8, 2013 – Matthew Schissler is asked by Steve Grossman of GSPI to help with investor presentations

November 8, 2013 – Introduction of PopsyCakes to GSPI for possible production of their cakes on the West Coast

November 18, 2013 – First introduction to potential business with APT Motovox

November 19, 2013 - http://www.sec.gov/Archives/edgar/data/1486526/000135448813006547/0001354488-13-006547-index.htm - Company files 10-Q for Q3 and described subsequent events

November 19, 2013 - Further conversation with Tangiers Capital to potential business with APT Motovox

November 26, 2014 - http://www.sec.gov/Archives/edgar/data/1486526/000135448813006641/froz_8k.htm - Company files 8-K for convertible notes with Tangiers Capital

December 19, 2013 – First call scheduled between Tangiers Capital and APT Motovox to discuss possible merger and its implications

December 23, 2013 – Business plan of APT Motovox presented to Tangiers Capital

December 26, 2013 – Second call scheduled between Tangiers Capital and APT Motovox to discuss possible merger and its implications

December 30, 2013 – Further clarification of deal points to Tangiers from APT Motovox

Jan 1, 2014 – March 21, 2014 was an incredibly active time for FROZ and APT Motovox.  Daily calls, emails and text messages were exchanged in order to bring this transaction to completion.  Recognizing that the best direction for the Company was to do a share exchange agreement with a larger corporation as opposed to small royalty agreements that may or may not come to fruition, FROZ embarked on embracing APT Motovox as a key component to the growth of the corporation.  Documentation of vast daily activities can be provided at the request of the Commission.

February 25, 2014 – Introduction of RFMK to GSPI, in order to create an assignment of the royalty agreement

March 4, 2014 – A conference call took place between RFMK and GSPI, to assign royalty agreement previously signed by FROZ

March 5 – 2014 – Updated business plan of MR presented to RFMK

March 6, 2014 – Comments and multiple discussions and emails between MR, GSPI and RFMK and possible assignment of royalty agreement

March 10, 2014 – First draft of assignment to RFMK was submitted to GSPI

March 10, 2014 – First round of comments received from Mr. Steve Young of GSPI

March 12, 2014 – Second round of comments received from Mr. Steve Grossman of GSPI

March 12, 2014 – Second draft of royalty agreement presented to GSPI partners

March 12, 2014 – Third round of comments received from Mr. Steve Grossman of GSPI

March 12, 2014 – Final draft sent to Mr. Grossman and Mr. Young of GSPI and signed

March 12 - http://www.sec.gov/Archives/edgar/data/1486526/000135448814001166/froz_8k.htm - Terminatation of the royalty agreement is reported

March 21, 2014 – Company enters into Share Exchange Agreement with APT Motovox - http://www.sec.gov/Archives/edgar/data/1486526/000135448814001321/froz_8k.htm

March 24, 2014 – Steve Young of GSPI requests conversation about the purchase of Sweet Clover Bakery to add to the FROZ royalty agreement

March 24—27, 2014 – Multiple emails and conversation takes place regarding the possibility of purchasing Sweet Clover Bakery, between FROZ and GSPI principals

March 14 – April 10, 2014.  Multiple discussions with Mr. Tom Allinder of RFMK to clear funding and be able to support royalty agreement of GSPI

April 10, 2014 – Final agreement and assignment signed between FROZ, GSPI and RFMK

April 11 – April 14, 2014 – Multiple emails traded between RFMK and MR/GSPI on revenue streams in connection to the royalty agreement

As noted above, a detailed timeline for pursuing the business of royalty agreements with GSPI/MR and other potential partners occcurred in the third and fourth quarters of 2013, and were successflully closed during the fourth quarter of 2013.

The documenation of emails and phone calls from August 2013 to April 2014 can be provided that illustrate that at no time was FROZ in-operable.  In fact, at the first sign of a possible hurdle in the Miami Ice Machine Company acquisition, FROZ diligently and immediately sought business opportunties, royalty agreements, and other other pursuits to ensure that the Company remained operational at all times with zero lapse in activity.

Based upon the foregoing statements, it is my opinion that the requirements of Rule 144(i) are satisfied, and that the Company at all times has remained of non-shell status.  If needed I can submit further documentation to support the activities and statements above.

I hereby attest that the above is true and correct to the best of my records and recollection.

Cordially,

Matthew L. Schissler
Former Chairman
Frozen Food Gift Group, Inc.